                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*

                          Intek Diversified Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   458134 10 3
                                 --------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                          Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 18, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

- --------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP NO. 458134 10 3                                            13D                                            PAGE 2 OF 6 PAGES
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Simmonds Capital Limited
- ------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
- ------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


- ------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC; OO
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
- ------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
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                                   7       SOLE VOTING POWER

                                           3,010,850
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                             --
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           3,010,850
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                               --
- ------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,010,850
- ------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /

- ------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              27.75%
- ------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              CO
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages
CUSIP NO. 458134 10 3

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                                  SCHEDULE 13D

         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), and on June 10, 1996 ("Amendment No. 16") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         Subparagraph (h) of Item 3 is hereby amended by deleting the second, third and fourth sentences thereof in their entirety and by adding the following reference to the end thereof:

         Reference is made to Item 4 - "WIRELESS COMMUNICATION'S MERGER" of this
Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         Item 4 is hereby amended by deleting therefrom the first paragraph of the section entitled "WIRELESS COMMUNICATIONS MERGER" in its entirety, and inserting in its stead the following:

         WIRELESS COMMUNICATION'S MERGER. On June 18, 1996, pursuant to the March 7, 1996 Letter of Intent, SCL, Midland International Corporation ("Midland"), a Delaware corporation and wholly owned indirect subsidiary of SCL through which SCL operates, among other business, its U.S. wireless communication's business, and Intek entered into a Sale of Assets and Trademark License Agreement (the "Sale of Assets and Trademark License Agreement," a copy of which is attached hereto as EXHIBIT Z and is incorporated herein in its entirety) pursuant to which Intek is to acquire Midland's U.S. LMR Distribution and an exclusive license to sell and distribute LMR Products under Midland's trademark in the United States, its territories and possessions, in exchange for the issuance of 2,500,000 shares of Common Stock to Midland. The terms "U.S. LMR Distribution" and "LMR Products" are defined in Section 1 of the Sale of Assets and Trademark License Agreement and are subject to certain qualifications as specified therein. At the closing of the transactions contemplated in the Sale of Assets and Trademark License Agreement, Midland is to deposit 500,000 shares of Common Stock into escrow to provide security to Intek that the benefits of the supply agreement between Midland and Hitachi Denshi Ltd. are provided to Intek for not less than one year after the closing (all as described in the Escrow Agreement attached as Exhibit A to the Sale of Assets and Trademark License Agreement). In addition, at such closing:

         (a) Midland will obtain certain registration rights with respect to its shares of Common Stock as set forth in the Registration Rights Agreement attached as Exhibit E to the Sale of Assets and Trademark License Agreement and hereby incorporated herein in its entirety; and

         (b) Intek will enter into a Consignment Agreement and management and operations agreements with Midland and SCL whereby Intek will have an option to acquire Midland's inventory and will obtain certain management and operation services to assist in Intek's operation of the U.S. LMR Distribution. The terms of such management and operations agreements are set forth as Exhibit B to the Sale of Assets and Trademark License Agreement. The form of Consignment Agreement is attached as Exhibit F to the Sales of Assets and License Agreement and is hereby incorporated herein in its entirety.

         Midland's and SCL's obligations under the Sale of Assets and Trademark License Agreement are conditioned on the closing of the transactions contemplated in the Stock Purchase Agreement (the "Securicor Stock Purchase Agreement"), dated as of June 18, 1996, between Intek and Securicor Communications Limited, a corporation organized under the laws of England and Wales and a wholly owned subsidiary of Securicor (the "Securicor Stock Purchase Agreement") for the conveyance of Securicor's wireless communication's business to Intek in consideration for 25,000,000 shares of Common Stock, the approval by Intek's shareholders of an amendment to Intek's Certificate

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CUSIP NO. 458134 10 3

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         of Incorporation to authorize the issuance of 50,000,000 shares of
         Common Stock, and certain other conditions including the receipt of regulatory and third party approvals and consents.

         A copy of the joint press release issued by Intek, SCL and Securicor Limited on June 18, 1996 announcing execution of definitive documents in connection with the Wireless Communications Merger is attached hereto as EXHIBIT AA and incorporated herein in its entirety.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Subparagraph (p) of Item 5 is amended by deleting the first sentence thereof in its entirety and inserting in its stead the following:

         On June 18, 1996, SCL, Midland and Intek executed definitive documents setting forth the terms and conditions for consummating SCL and Midland's portion of the Wireless Communications Merger by conveying Midland's U.S. LMR Distribution business to Intek and granting Intek a license to market LMR Products under Midland's trademark in the United States, its territories and possessions. At the closing of the transactions contemplated in the Sale of Assets and Trademark License Agreement, Midland is to acquire 2,500,000 shares of Common Stock. The closing of the transactions set forth in the Sale of Assets and Trademark License Agreement is conditioned upon the consummation of the transactions contemplated in the Securicor Stock Purchase, the approval by Intek's shareholders of the transactions contemplated in the Sale of Assets and Trademark License Agreement and the Securicor Stock Purchase Agreement and the amendment of Intek's Certificate of Incorporation to authorize the issuance of 50,000,000 shares of Common Stock, and certain other conditions, including the receipt of regulatory and third party approvals and consents. If the transactions contemplated in the Sales of Assets and Trademark License Agreement and the Securicor Stock Purchase Agreement were closed (assuming that Intek does not issue or redeem any shares of Common Stock except as provided in such agreements and that SCL does not acquire or dispose of shares of Common Stock in the period prior to Closing), SCL would own a beneficial interest in 5,510,850 shares of Common Stock or approximately 14.27% of 38,605,278 shares of Common Stock then outstanding.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 6 is amended by the following text at the end of such Item 6:

         On June 18, 1996, Midland, SCL and Intek executed the Sale of Assets and Trademark License Agreement in furtherance of the transactions set forth in the March 7, 1996 Letter of Intent. At the closing of the transactions contemplated in the Sale of Assets and Trademark License Agreement, Intek is to acquire the principal assets constituting Midland's U.S. LMR Distribution and an exclusive license to market LMR Products under the Midland trademark in the United States of America and its territories. In consideration for its conveyance of the U.S. LMR Distribution and the grant of a license to use the Midland trademark, Midland is to acquire at the closing 2,500,000 shares of Common Stock. The closing of the transactions contemplated in the Sale of Assets and Trademark License Agreement is conditioned on the consummation of the transactions contemplated in the Securicor Stock Purchase Agreement and the satisfaction of certain other preconditions to closing set forth in the Sale of Assets and Trademark License Agreement. Reference is made to Section 4 - "WIRELESS COMMUNICATIONS MERGER" of this Schedule 13D.

         In connection with the execution of Sale of Asset and Trademark License Agreement, SCL, Roamer, Securicor Communications Limited, and Securicor International Limited, a corporation organized under the laws of England and Wales and a wholly owned subsidiary of Securicor, entered into a Voting Agreement pursuant to which each party thereto agreed to vote all of the shares of common stock it owns in favor of the Wireless Communications Merger and, upon consummation of the Wireless Communications Merger, to vote its shares for a two year period after such closing in favor of a designee of Roamer (reasonably acceptable to Intek and Securicor) to the Intek Board of Directors. A copy of the Voting Agreement is attached hereto as EXHIBIT BB and is incorporated herein in its entirety.



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CUSIP NO. 458134 10 3

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ITEM 7.  EXHIBITS.
         ---------

         Item 7 of Schedule 13D is hereby amended by inserting the following new Exhibits at the end thereof:

         Exhibit Z         Sale of Assets and Trademark License Agreement
                           dated June 18, 1996 among Intek, SCL and Midland

         Exhibit AA        Press Release dated June 18, 1996

         Exhibit BB        Voting Agreement dated June 18, 1996 among SCL,
                           Midland, Roamer, Securicor Communications and
                           Securicor International

                    BALANCE OF PAGE INTENTIONALLY LEFT BLANK.
                         SIGNATURE IS ON FOLLOWING PAGE.

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CUSIP NO. 458134 10 3

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                      SIMMONDS CAPITAL LIMITED


                      June 25, 1996
                      -------------------------------------------------------
                                             (Date)

                      /s/ David C. O'Kell
                      -------------------------------------------------------
                                           (Signature)


                      David C. O'Kell, Executive Vice President and Secretary
                      -------------------------------------------------------
                                           (Name/Title)



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CUSIP NO. 458134 10 3